Exhibit 99.1

FREELINE THERAPEUTICS HOLDINGS PLC

(a public limited company organized under the laws of England and Wales)

24,857,144 American Depositary Shares

Representing an Aggregate of

24,857,144 Ordinary Shares

PURCHASE AGREEMENT

March 10, 2022

Syncona Portfolio Limited

Arnold House

St Julian’s Avenue

St. Peter Port

Guernsey Channel Islands

GY1 3RD

Guernsey

Ladies and Gentlemen:

Freeline Therapeutics Holdings plc, a public limited company organized under the laws of England and Wales (the “Company”), confirms its agreement with each purchaser identified on the signature pages hereto (each, including its successors and assigns, a “Purchaser” and collectively the “Purchasers”), with respect to the issuance and sale by the Company and the purchase by the Purchasers, severally and not jointly, of an aggregate of 24,857,144 American Depositary Shares of the Company (“ADSs”), each ADS representing one ordinary share, nominal value £0.00001 per share, of the Company (“Ordinary Shares”). The new Ordinary Shares represented by the ADSs are herein called the “Shares.”

The ADSs will be issued pursuant to a deposit agreement, dated August 11, 2020 by and among the Company, Citibank, N.A., as depositary (the “Depositary”), and all holders and beneficial owners of ADSs issued thereunder (the “Deposit Agreement”).

The Company has filed with the Securities and Exchange Commission (the “Commission”) a shelf registration statement on Form F-3 (No. 333-259444), covering the public offering and sale of certain securities, including the Shares, under the Securities Act of 1933, as amended (the “1933 Act”), and the rules and regulations promulgated thereunder (the “1933 Act Regulations”), which shelf registration statement became effective with the Commission on September 22, 2021. Such registration statement, as of any time, means such registration statement as amended by any post-effective amendments thereto to such time, including the exhibits and any schedules thereto at such time, the documents incorporated by reference therein at such time pursuant to Item 6 of Form F-3 under the 1933 Act and the documents otherwise deemed to be a part thereof as of such time pursuant to Rule 430B under the 1933 Act Regulations (“Rule 430B”), is referred to herein as the “Registration Statement;” provided, however, that the “Registration Statement” without reference to a time means such registration statement as amended by any post-effective amendments thereto as of the time of the first contract of sale for the Shares, which time shall be considered the “new effective date” of such registration statement with respect to the Shares within the meaning of paragraph (f)(2) of Rule 430B, including the exhibits and schedules thereto as of such time, the documents incorporated or deemed incorporated by reference therein at such time pursuant to Item 6 of Form F-3 under the 1933 Act and the documents otherwise deemed to be a part thereof as of such time pursuant to Rule 430B. Each preliminary prospectus used in connection with the offering of the Shares, if any, including the documents incorporated by reference therein pursuant to Item 6 of Form F-3 under the 1933 Act, are collectively referred to herein as a “preliminary prospectus.” Promptly after execution and delivery of this Agreement, the Company will prepare and file a final prospectus relating to the Shares in accordance with the provisions of Rule 424(b) under the 1933 Act Regulations ( “Rule 424(b)”). Any registration statement filed pursuant to Rule 462(b) of the 1933 Act Regulations is herein called the “Rule 462(b) Registration Statement” and, after such filing, the term “Registration Statement” shall include the Rule 462(b) Registration Statement. The final prospectus, in the form first furnished to the Purchaser, including the documents incorporated by reference therein pursuant to Item 6 of Form F-3 under the 1933 Act, are collectively referred to herein as the “Prospectus.” For purposes of this Agreement, all references to the Registration Statement, any preliminary prospectus, the Prospectus or any amendment or supplement to any of the foregoing shall be deemed to include the copy filed with the Commission pursuant to its Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”).

As used in this Agreement:

“Applicable Time” means 04:30 PM, New York City time, on March 10, 2022 or such other time as agreed by the Company and each Purchaser.

“General Disclosure Package” means any Issuer General Use Free Writing Prospectuses issued at or prior to the Applicable Time, the most recent preliminary prospectus that is distributed to each Purchaser prior to the Applicable Time and the information included on Schedule B-1 hereto, all considered together.

“Issuer Free Writing Prospectus” means any “issuer free writing prospectus,” as defined in Rule 433 of the 1933 Act Regulations (“Rule 433”), including without limitation any “free writing prospectus” (as defined in Rule 405 of the 1933 Act Regulations (“Rule 405”)) relating to the Shares that is (i) required to be filed with the Commission by the Company, (ii) a “road show that is a written communication” within the meaning of Rule 433(d)(8)(i), whether or not required to be filed with the Commission, or (iii) exempt from filing with the Commission pursuant to Rule 433(d)(5)(i) because it contains a description of the Shares or of the offering that does not reflect the final terms, in each case in the form filed or required to be filed with the Commission or, if not required to be filed, in the form retained in the Company’s records pursuant to Rule 433(g).

“Issuer General Use Free Writing Prospectus” means any Issuer Free Writing Prospectus that is intended for general distribution to prospective investors (other than a “bona fide electronic road show,” as defined in Rule 433 (the “Bona Fide Electronic Road Show”)), as evidenced by its being specified in Schedule B hereto.

“Issuer Limited Use Free Writing Prospectus” means any Issuer Free Writing Prospectus that is not an Issuer General Use Free Writing Prospectus.

SECTION 1. Representations and Warranties.

(a) Representations and Warranties by the Company. The Company represents and warrants to each Purchaser as of the date hereof, the Applicable Time, the Closing Time (as defined below) and any Date of Delivery (as defined below), and agrees with each Purchaser, as follows:

(i) Registration Statement and Prospectuses. The Company meets the requirements for use of Form F-3 under the 1933 Act. Each of the Registration Statement and any post-effective amendment thereto has become effective under the 1933 Act. No stop order suspending the effectiveness of the Registration Statement or any post-effective amendment thereto has been issued under the 1933 Act, no order preventing or suspending the use of any preliminary prospectus or the Prospectus has been issued and no proceedings for any of those purposes have been instituted or are pending or, to the Company’s knowledge, contemplated. The Company has complied with each request (if any) from the Commission for additional information.

Each of the Registration Statement and any post-effective amendment thereto, at the time of its effectiveness and at each deemed effective date with respect to each Purchaser pursuant to Rule 430B(f)(2) under the 1933 Act Regulations, complied in all material respects with the requirements of the 1933 Act and the 1933 Act Regulations. Each preliminary prospectus, the Prospectus and any amendment or supplement thereto, at the time each was filed with the Commission, complied in all material respects with the requirements of the 1933 Act and the 1933 Act Regulations. Each preliminary prospectus and the Prospectus delivered to each Purchaser in connection with this offering was or will be identical to the electronically transmitted copies thereof filed with the Commission pursuant to EDGAR, except to the extent permitted by Regulation S-T.

The documents incorporated or deemed to be incorporated by reference in the Registration Statement, any preliminary prospectus and the Prospectus, when they became effective or at the time they were or hereafter are filed with the Commission, complied and will comply in all material respects with the requirements of the Securities Exchange Act of 1934, as amended (the “1934 Act”) and the rules and regulations of the Commission under the 1934 Act (the “1934 Act Regulations”).

(ii) Accurate Disclosure. Neither the Registration Statement nor any amendment thereto, at its effective time, at the Closing Time or at any Date of Delivery, contained, contains or will contain an untrue statement of a material fact or omitted, omits or will omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading. As of the Applicable Time, none of (A) the General Disclosure Package and (B) any individual Issuer Limited Use Free Writing Prospectus, when considered together with the General Disclosure Package, included, includes or will include an untrue statement of a material fact or omitted, omits or will omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. Neither the Prospectus nor any amendment or supplement thereto (including any prospectus wrapper), as of its date, at the time of any filing with the Commission pursuant to Rule 424(b), at the Closing Time or at any Date of Delivery, included, includes or will include an untrue statement of a material fact or omitted, omits or will omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The documents incorporated or deemed to be incorporated by reference in the Registration Statement, the General Disclosure Package and the Prospectus, at the time the Registration Statement became effective or when such documents incorporated by reference were filed with the Commission, as the case may be, when read together with the other information in the Registration Statement, the General Disclosure Package or the Prospectus, as the case may be, did not and will not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading.

(iii) Form F-6. The registration statement on Form F-6 (File No. 333-240125) with respect to the ADSs have (i) been prepared by the Company in conformity with the requirements of the 1933 Act and the rules and regulations thereunder, (ii) been filed with the Commission under the 1933 Act, and (iii) become effective under the 1933 Act. As used in this Agreement, “ADS Registration Statement” means such registration statements, as amended at the time each became effective under the 1933 Act, including all exhibits thereto. The Commission has not issued any order suspending the effectiveness of the ADS Registration Statement, and no proceeding for that purpose has been instituted or, to the Company’s knowledge, threatened by the Commission. The ADS Registration Statement, at the time each became effective under the 1933 Act, (i) conformed in all respects to the requirements of the 1933 Act and the rules and regulations thereunder and (ii) and did not, as of the applicable effective date, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading.

(iv) Company Not Ineligible Issuer. The Company currently is not an “ineligible issuer,” as defined in Rule 405 of the rules and regulations of the Commission. The Company agrees to notify the Purchasers promptly upon the Company becoming an “ineligible issuer.”

(v) No Material Adverse Change in Business. Except as otherwise stated therein, since the respective dates as of which information is given in the Registration Statement, the General Disclosure Package and the Prospectus (including the documents deemed incorporated by reference therein), (A) there has been no material adverse change in the condition, financial or otherwise, or in the earnings, business affairs or business prospects of the Company and its subsidiaries considered as one enterprise, whether or not arising in the ordinary course of business (a “Material Adverse Effect”), (B) there have been no transactions entered into by the Company or its Subsidiaries, other than those in the ordinary course of business, which are material with respect to the Company and its Subsidiaries considered as one enterprise, (C) there have been no material liabilities or obligations, direct or contingent, entered into by the Company or any of its Subsidiaries, other than those in the ordinary course of business, and (D) there has been no dividend or distribution of any kind declared, paid or made by the Company on any class of its share capital.

(vi) Good Standing of the Company. The Company has been duly organized and is validly existing in good standing under the laws of England and Wales (to the extent such concepts are applicable in England and Wales) and has corporate or similar power and authority to own, lease and operate its properties and to conduct its business as described in the Registration Statement, the General Disclosure Package and the Prospectus and to enter into and perform its obligations under this Agreement and the Deposit Agreement; and the Company is duly qualified to transact business and is in good standing in each other jurisdiction in which such qualification is required (to the extent such concepts are applicable in such jurisdictions), whether by reason of the ownership or leasing of property or the conduct of business, except where the failure so to qualify or to be in good standing would not result in a Material Adverse Effect.

(vii) Good Standing of Subsidiaries. Each subsidiary of the Company has been duly organized and is validly existing in good standing under the laws of the jurisdiction of its incorporation or organization (to the extent such concepts are applicable in such jurisdictions), has corporate or similar power and authority to own, lease and operate its properties and to conduct its business as described in the Registration Statement, the General Disclosure Package and the Prospectus and is duly qualified to transact business and is in good standing in each jurisdiction in which such qualification is required (to the extent such concepts are applicable in such jurisdictions), whether by reason of the ownership or leasing of property or the conduct of business, except where the failure to so qualify or to be in good standing would not, individually or in the aggregate, result in a Material Adverse Effect. All of the issued and outstanding shares in the Company’s capital or similar ownership interests of each of the Company’s subsidiaries has been duly authorized and validly issued and is fully paid and is owned by the Company, directly or through subsidiaries, free and clear of any security interest, mortgage, pledge, lien, encumbrance, claim or equity. None of the issued shares in the capital of any subsidiary were issued in violation of the preemptive or similar rights of any securityholder of such subsidiary. The only subsidiaries of the Company are Freeline Holdings (UK) Limited (incorporated in England and Wales), Freeline Therapeutics Limited (incorporated in England and Wales), Freeline Therapeutics GmbH (incorporated in Germany), Freeline Therapeutics (Ireland) Limited (incorporated in Ireland) and Freeline Therapeutics, Inc. (incorporated in Delaware).

(viii) Capitalization. The issued shares in the capital of the Company have been duly authorized and validly issued and are fully paid and are as set forth in the Registration Statement, the General Disclosure Package and the Prospectus (except for subsequent issuances, if any, pursuant to this Agreement, pursuant to reservations, agreements or employee benefit plans referred to in the Registration Statement, the General Disclosure Package and the Prospectus or pursuant to the exercise of options referred to in the Registration Statement, the General Disclosure Package and the Prospectus). None of the issued shares in the capital of the Company were issued in violation of the preemptive or other similar rights of any shareholder of the Company. The Ordinary Shares may be issued to the Depositary against issuance of ADSs; the ADSs, when issued and delivered against payment therefor, will be freely transferable by the Purchaser; and there are no legal restrictions on subsequent transfers of the ADSs under the laws of England and Wales or the United States except as described in the Registration Statement, the General Disclosure Package and the Prospectus under the captions “Description of Share Capital” and “Description of American Depositary Shares”.

(ix) Authorization of this Agreement. This Agreement has been duly authorized, executed and delivered by, and is a valid and binding agreement of, the Company.

(x) Authorization of the Deposit Agreement. The Deposit Agreement was duly authorized and constitutes a valid and legally binding agreement of the Company, enforceable in accordance with its terms, subject, as to enforceability, to bankruptcy, insolvency, reorganization and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles; upon issuance by the Depositary of ADSs and the deposit of Ordinary Shares in respect thereof in accordance with the provisions of the Deposit Agreement, such ADSs will be duly and validly issued and the persons in whose names the ADSs are registered will be entitled to the rights specified therein and in the Deposit Agreement; and the Deposit Agreement and the ADSs conform in all material respects to the descriptions thereof contained in the Registration Statement, the General Disclosure Package and the Prospectus.

(xi) Authorization and Description of Shares. The Shares to be purchased by each Purchaser from the Company have been duly authorized for issuance and sale to each Purchaser pursuant to this Agreement and, when issued and delivered by the Company pursuant to this Agreement against payment of the consideration set forth herein, will be validly issued and fully paid; and the issuance of the Shares is not subject to the preemptive or other similar rights of any shareholder of the Company. The Shares conform in all material respects to all statements relating thereto contained in the Registration Statement, the General Disclosure Package and the Prospectus and such description conforms in all material respects to the rights set forth in the instruments defining the same.

(xii) Absence of Violations, Defaults and Conflicts. Neither the Company nor any of its subsidiaries is (A) in violation of its charter, by-laws or equivalent organizational document, (B) in default in the performance or observance of any obligation, agreement, covenant or condition contained in any contract, indenture, mortgage, deed of trust, loan or credit agreement, note, lease or other agreement or instrument to which the Company or any of its subsidiaries is a party or by which it or any of them may be bound or to which any of the properties or assets of the Company or any subsidiary is subject (collectively, “Agreements and Instruments”), except for such defaults that would not, singly or in the aggregate, result in a Material Adverse Effect, or (C) in violation of any law, statute, rule, regulation, judgment, order, writ or decree of any arbitrator, court, governmental body, regulatory body, administrative agency or other authority, body or agency having jurisdiction over the Company or any of its subsidiaries or any of their respective properties, assets or operations (each, a “Governmental Entity”), except for such violations that would not, singly or in the aggregate, result in a Material Adverse Effect. The execution, delivery and performance of this Agreement and the Deposit Agreement and the consummation of the transactions contemplated herein and therein and in the Registration Statement, the General Disclosure Package and the Prospectus (including the issuance and sale of the Shares and the use of the proceeds from the sale of the Shares as described therein under the caption “Use of Proceeds”) and compliance by the Company with its obligations hereunder have been duly authorized by all necessary corporate action and do not and will not, whether with or without the giving of notice or passage of time or both, conflict with or constitute a breach of, or default or Repayment Event (as defined below) under, or result in the creation or imposition of any lien, charge or encumbrance upon any properties or assets of the Company or any subsidiary pursuant to, the Agreements and Instruments (except for such conflicts, breaches, defaults or Repayment Events or liens, charges or encumbrances that would not, singly or in the aggregate, result in a Material Adverse Effect), nor will such action result in any violation of the provisions of the charter, by-laws or equivalent organizational document of the Company or any of its subsidiaries or any law, statute, rule, regulation, judgment, order, writ or decree of any Governmental Entity. As used herein, a “Repayment Event” means any event or condition which gives the holder of any note, debenture or other evidence of indebtedness (or any person acting on such holder’s behalf) the right to require the repurchase, redemption or repayment of all or a portion of such indebtedness by the Company or any of its subsidiaries.

(xiii) Listing of the ADSs. The Company is subject to and in compliance in all material respects with the reporting requirements of Section 13 or Section 15(d) of the 1934 Act. The ADSs are registered pursuant to Section 12(b) or Section 12(g) of the 1934 Act and are listed on the Nasdaq Global Select Market, and the Company has taken no action designed to, or reasonably likely to have the effect of, terminating the registration of the ADSs under the 1934 Act or delisting the ADSs from the Exchange, nor has the Company received any notification that the Commission or the Nasdaq Global Select Market is contemplating terminating such registration or listing.

(xiv) Foreign Corrupt Practices Act. None of the Company, any of its subsidiaries or, to the knowledge of the Company, any director, officer, agent, employee, affiliate or other person acting on behalf of the Company or any of its subsidiaries is aware of or has taken any action, directly or indirectly, that would result in a violation by such persons, when acting on behalf of the Company or its subsidiaries, of the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (the “FCPA”), including, without limitation, making use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any “foreign official” (as such term is defined in the FCPA) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the FCPA and the Company and, to the knowledge of the Company, its affiliates have conducted their businesses in compliance with the FCPA and have instituted and maintain policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance therewith.

(xv) Money Laundering Laws. The operations of the Company and its subsidiaries are and have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the applicable money laundering statutes of all relevant jurisdictions, the rules and regulations thereunder and any related or similar applicable rules, regulations or guidelines, issued, administered or enforced by any Governmental Entity (collectively, the “Money Laundering Laws”); and no action, suit or proceeding by or before any Governmental Entity involving the Company or any of its subsidiaries with respect to the Money Laundering Laws is pending or, to the best knowledge of the Company, threatened.

(xvi) OFAC. None of the Company, any of its subsidiaries or, to the knowledge of the Company, any director, officer, agent, employee, affiliate or representative of the Company or any of its subsidiaries is an individual or entity (“Person”) currently the subject or target of any sanctions administered or enforced by the United States Government, including, without limitation, the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”), the United Nations Security Council (“UNSC”), the European Union, Her Majesty’s Treasury (“HMT”), or other relevant sanctions authority (collectively, “Sanctions”), nor is the Company located, organized or resident in a country or territory that is the subject of comprehensive territorial Sanctions; and the Company will not directly or indirectly use the proceeds of the sale of the Shares, or lend, contribute or otherwise make available such proceeds to any subsidiaries, joint venture partners or other Person, to fund any activities of or business with any Person, or in any country or territory, that, at the time of such funding, is the subject of Sanctions or in any other manner that will result in a violation by any Person (including any Person participating in the transaction) of Sanctions.

(xvii) No Immunity. Neither the Company nor any of its subsidiaries nor any of its or their properties or assets has any immunity from the jurisdiction of any court or from any legal process (whether through service or notice, attachment prior to judgment, attachment in aid of execution or otherwise) under the laws of England and Wales. Upon execution and delivery, this Purchase Agreement will be in proper legal form under the laws of England and Wales for the enforcement hereof against the Company, and to ensure the legality, validity, enforceability, priority or admissibility in evidence of this Purchase Agreement, it is not necessary that this Purchase Agreement or any other document related hereto be filed, registered or recorded with or executed or notarized before any governmental or regulatory authority or agency of the U.K.

(xviii) Stamp and Other Transfer Taxes. Other than as set forth in the Registration Statement, the General Disclosure Package and the Prospectus, under the laws of the United Kingdom, no stamp duty or other issuance or transfer tax or duty is or will be payable by or on behalf of each Purchaser in connection with (A) the deposit by the Company of the Ordinary Shares in accordance with the terms of the Deposit Agreement against the issuance of ADSs; (B) the issuance by the Depositary of the ADSs in accordance with the terms of the Deposit Agreement; (C) the sale, issuance or delivery of the ADSs to each Purchaser; or (D) the execution and delivery of this Agreement or the Deposit Agreement.

(xix) Choice of Law. The choice of the laws of the State of New York as the governing law of this Agreement is a valid choice of law under the laws of the jurisdiction of organization of the Company, and courts in this jurisdiction will honor this choice of law. The Company has the power to submit, and pursuant to this Agreement, has validly and irrevocably submitted, to the personal jurisdiction of the Specified Courts (as defined in Section 10 hereof) in any suit, action or proceeding against it arising out of or related to this Agreement, or with respect to its obligations, liabilities or any other matter arising out of or in connection with the sale of the Shares, and has validly and irrevocably waived any objection to the venue of a proceeding in any such court, and the Company has the power to designate, appoint and empower, and pursuant to this Agreement, has validly appointed the authorized agent named in Section 10 hereof, and service of process effected in the manner set forth in Section 10 hereof will be effective to confer valid personal jurisdiction over the Company.

(xx) Majority Ownership. Syncona Portfolio Limited beneficially owns, and will beneficially own as of immediately prior to the Closing Time, at least a majority of the Company’s outstanding Ordinary Shares.

(b) Representations and Warranties by each Purchaser. Each Purchaser, for itself and for no other Purchaser, represents and warrants to the Company as of the date hereof, the Applicable Time, the Closing Time (as defined below) and any Date of Delivery (as defined below), and agrees with the Company, as follows:

(i) Sophisticated Investor; Institutional Accredited Investor. Each Purchaser (i) is knowledgeable, sophisticated and experienced in making, and is qualified to make decisions with respect to, investments in securities presenting an investment decision like that involved in the purchase of the Shares, including investments in securities issued by the Company and investments in comparable companies, (ii) is an “accredited investor” as defined in Rule 501 of the 1933 Act that is an institutional investor, and (ii) in connection with its decision to purchase such securities, has received (or otherwise had made available to it by the filing by the Company of an electronic version thereof with the Commission) prior to or in connection with the receipt of this Agreement, and is relying only upon the General Disclosure Package (including the documents incorporated by reference therein) in making its decision to purchase the Shares.

(ii) Authorization of this Agreement; Enforceability. Each Purchaser has full right, power, authority and capacity to enter into this Agreement and to consummate the transactions contemplated hereby and has taken all necessary action to authorize the execution, delivery and performance of this Agreement, and this Agreement constitutes a valid and binding obligation of each Purchaser enforceable against each Purchaser in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ and contracting parties’ rights generally and except as enforceability may be subject to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

(iii) No Distribution. The Shares to be purchased by each Purchaser hereunder will be acquired for each Purchaser’s own account, not as nominee or agent, and not with a view to the resale or distribution of any part thereof in violation of the 1933 Act, and each Purchaser has no present intention of selling, granting any participation in, or otherwise distributing the same in violation of the 1933 Act without prejudice, however, to each Purchaser’s right at all times to sell or otherwise dispose of all or any part of such Purchaser’s securities in compliance with applicable federal and state securities laws.

(iv) No Legal, Tax or Investment Advice. Each Purchaser understands that nothing in this Agreement, the Prospectus, the General Disclosure Package or any other materials presented to each Purchaser in connection with the purchase and sale of the Shares constitutes legal, tax or investment advice. Each Purchaser has consulted such legal, tax and investment advisors as it, in its sole discretion, has deemed necessary or appropriate in connection with its purchase of the Shares.

(v) Transactions in Company Securities. Since the date on which the Company or its agents first contacted each Purchaser about the sale of the securities contemplated by this Agreement, each Purchaser has not directly or indirectly, nor has any person acting on behalf of or pursuant to any understanding with each Purchaser, disclosed any information regarding the offering to any third parties (other than its legal, accounting and other advisors) or engaged in any transactions in the securities of the Company (including, without limitations, any short sales (as defined in Rule 200(a) of Regulation SHO) involving the Company’s securities). Each Purchaser covenants that neither it nor any person acting on its behalf or pursuant to any understanding with it will engage in any transactions in the securities of the Company (including short sales) prior to the time that the transactions contemplated by this Agreement are publicly disclosed.

SECTION 2. Sale and Delivery to the Purchaser; Closing.

(a) On the basis of the representations and warranties herein contained and subject to the terms and conditions herein set forth, the Company agrees to issue and sell to the Purchasers, and the Purchasers, severally and not jointly, agree to purchase from the Company, an aggregate of 24,857,144 ADSs at the price of $1.05 per ADS.

(b) Payment. Delivery of certificates or security entitlements for, the ADSs shall be made at the offices of Skadden, Arps, Slate, Meagher & Flom LLP at One Manhattan West, New York, New York, or at such other place as shall be agreed upon by the Purchasers and the Company, at 8:00 A.M. (New York City time) on the second (third, if the pricing occurs after 4:30 P.M. (New York City time) on any given day) business day after the date hereof (such time and date of payment and delivery being herein called “Closing Time”). Delivery of each Purchaser’s ADS amount as set forth on the signature page hereto at the Closing Time shall be made through the facilities of DTC unless the Purchasers and the Company otherwise agree, and shall be subject to such Purchaser’s delivery of an instruction letter in form and substance reasonably acceptable to the Depositary and the Company at least one business day prior to the Closing Time.

Payment of the purchase price shall be made to the Company by wire transfer of immediately available funds to a bank account designated by the Company on the business day preceding the Closing Time. The Company undertakes to apply such funds forthwith upon receipt in paying up in full the nominal value of, and any premium payable on, the relevant number of Shares being sold to the Purchasers pursuant to this Agreement.

SECTION 3. Covenants of the Company. The Company covenants with each Purchaser as follows:

(a) Compliance with Securities Regulations and Commission Requests. The Company will comply with the requirements of Rule 430B, and will notify each Purchaser promptly, and confirm the notice in writing, (i) when any post-effective amendment to the Registration Statement shall become effective or any amendment or supplement to the Prospectus shall have been filed, (ii) of the receipt of any comments from the Commission, (iii) of any request by the Commission for any amendment to the Registration Statement or any amendment or supplement to the Prospectus, including any document incorporated by reference therein or for additional information, (iv) of the issuance by the Commission of any stop order suspending the effectiveness of the Registration Statement or any post-effective amendment or of any order preventing or suspending the use of any preliminary prospectus or the Prospectus, or of the suspension of the qualification of the Shares for offering or sale in any jurisdiction, or of the initiation or threatening of any proceedings for any of such purposes or of any examination pursuant to Section 8(d) or 8(e) of the 1933 Act concerning the Registration Statement and (v) if the Company becomes the subject of a proceeding under Section 8A of the 1933 Act in connection with the offering of the Shares. The Company will effect all filings required under Rule 424(b), in the manner and within the time period required by Rule 424(b) (without reliance on Rule 424(b)(8)), and will take such steps as it deems necessary to ascertain promptly whether the form of prospectus transmitted for filing under Rule 424(b) was received for filing by the Commission and, in the event that it was not, it will promptly file such prospectus. The Company will make every reasonable effort to prevent the issuance of any stop order, prevention or suspension and, if any such order is issued, to obtain the lifting thereof at the earliest possible moment. The Company has paid or shall pay the required Commission filing fees relating to the Shares in accordance with Rule 456(a) and 457(o) under the 1933 Act Regulations.

(b) Listing. The Company will use its best efforts to effect and maintain the listing of the ADSs on the Nasdaq Global Select Market.

(c) Deposit of Shares. The Company agrees, at or prior to the Closing Time, to facilitate the issue of the Ordinary Shares being purchased by each Purchaser in the form of ADSs pursuant to this Agreement to the custodian for the Depositary in accordance with the provisions of the Deposit Agreement and otherwise to comply with the Deposit Agreement so that ADSs will be issued by the Depositary against receipt of such Ordinary Shares and delivered to each Purchaser at the Closing Time.

SECTION 4. Payment of Expenses.

Expenses. Each of the Company and each Purchaser will pay for all of their out-of-pocket costs and expenses including the fees of expenses of external counsel, accountants and advisors (if any).

SECTION 5. Conditions of each Purchaser’s Obligations. The obligations of each Purchaser hereunder are subject to the accuracy of the representations and warranties of the Company contained herein or in certificates of any officer of the Company or any of its subsidiaries delivered pursuant to the provisions hereof, to the performance by the Company of its covenants and other obligations hereunder, and to the following further conditions:

(a) Effectiveness of Registration Statement; Rule 430B Information. The Registration Statement has become effective and, at the Closing Time, no stop order suspending the effectiveness of the Registration Statement or any post-effective amendment thereto has been issued under the 1933 Act, no order preventing or suspending the use of any preliminary prospectus or the Prospectus has been issued and no proceedings for any of those purposes have been instituted or are pending or, to the Company’s knowledge, contemplated; and the Company has complied with each request (if any) from the Commission for additional information. A prospectus containing any information deemed to be a part thereof pursuant to Rule 430B shall have been filed with the Commission in the manner and within the time frame required by Rule 424(b) without reliance on Rule 424(b)(8) or a post-effective amendment providing such information shall have been filed with, and declared effective by, the Commission in accordance with the requirements of Rule 430B. The Company shall have paid the required Commission filing fees relating to the Shares in accordance with Rules 456(a) and 457(o) under the 1933 Act Regulations.

(b) Opinion of Counsel for Company. At the Closing Time, the Purchasers shall have received the favorable opinion, dated the Closing Time, of (i) Skadden, Arps, Slate, Meagher & Flom LLP, counsel for the Company, in form and substance reasonably satisfactory to the Purchasers; (ii) Skadden, Arps, Slate, Meagher & Flom (UK) LLP, counsel for the Company as to certain matters of English law, in form and substance reasonably satisfactory to the Purchasers.

(c) Approval of Listing. At the Closing Time, the Shares shall have been approved for listing on the Nasdaq Global Select Market, subject only to official notice of issuance.

(d) Allotment of Shares. The Ordinary Shares underlying the ADSs to be issued at the Closing Time or Date of Delivery (as applicable) have been allotted conditional only on receipt by the Company of payment of the purchase price for the relevant Shares.

(e) Deposit of Shares. The Ordinary Shares underlying the ADS to be sold by the Company will, at the Closing Time, be deposited with the Depositary in accordance with the provisions of the Deposit Agreement and otherwise comply with the Deposit Agreement so that ADSs representing such Ordinary Shares will be issued by the Depositary against receipt of such Ordinary Shares. The Depositary shall have furnished or caused to be furnished to the Purchasers at the Closing Time certificates satisfactory to the Purchasers evidencing the deposit with it of the Ordinary Shares underlying the ADSs being so deposited against issuance of the ADSs to be delivered by the Company at the Closing Time, and the issuance and delivery of such ADSs pursuant to and in accordance with the Deposit Agreement.

(f) Effective Deposit Agreement. The Deposit Agreement shall be in full force and effect.

SECTION 6. Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given if mailed or transmitted by any standard form of telecommunication. Notices to the Purchasers shall be as set forth on the signature pages attached hereto; notices to the Company shall be directed to it at Stevenage Bioscience Catalyst, Gunnels Wood Road, Stevenage, Hertfordshire SG1 2FX United Kingdom, attention of Stephen P. Diamond. Senior Vice President, General Counsel and Secretary, with a copy to Skadden, Arps, Slate, Meagher and Flom LLP, One Manhattan West, New York, New York 10001, attention of Michael J. Hong (facsimile: (917) 777-2227) with and a copy to Skadden, Arps, Slate, Meagher and Flom (UK) LLP, 40 Bank Street, London E14 5DS, United Kingdom, attention: Danny Tricot (facsimile: +44 20 7072 7071).

SECTION 7. Parties. This Agreement shall each inure to the benefit of and be binding upon each Purchaser and the Company and their respective successors. Nothing expressed or mentioned in this Agreement is intended or shall be construed to give any person, firm or corporation, other than the Purchasers and the Company and their respective successors, any legal or equitable right, remedy or claim under or in respect of this Agreement or any provision herein contained. This Agreement and all conditions and provisions hereof are intended to be for the sole and exclusive benefit of the Purchasers and the Company and their respective successors and for the benefit of no other person, firm or corporation.

SECTION 8. Trial by Jury. The Company (on its behalf and, to the extent permitted by applicable law, on behalf of its affiliates) and each Purchaser hereby irrevocably waive, to the fullest extent permitted by applicable law, any and all right to trial by jury in any legal proceeding arising out of or relating to this Agreement or the transactions contemplated hereby.

SECTION 9. GOVERNING LAW. THIS AGREEMENT AND ANY CLAIM, CONTROVERSY OR DISPUTE ARISING UNDER OR RELATED TO THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF, THE STATE OF NEW YORK WITHOUT REGARD TO ITS CHOICE OF LAW PROVISIONS.

SECTION 10. Consent to Jurisdiction; Waiver of Immunity. Any legal suit, action or proceeding arising out of or based upon this Agreement or the transactions contemplated hereby (“Related Proceedings”) shall be instituted in (i) the federal courts of the United States of America located in the City and County of New York, Borough of Manhattan or (ii) the courts of the State of New York located in the City and County of New York, Borough of Manhattan (collectively, the “Specified Courts”), and each party irrevocably submits to the exclusive jurisdiction (except for proceedings instituted in regard to the enforcement of a judgment of any such court (a “Related Judgment”), as to which such jurisdiction is non-exclusive) of such courts in any such suit, action or proceeding. Service of any process, summons, notice or document by mail to such party’s address set forth above shall be effective service of process for any suit, action or other proceeding brought in any such court. The parties irrevocably and unconditionally waive any objection to the laying of venue of any suit, action or other proceeding in the Specified Courts and irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such suit, action or other proceeding brought in any such court has been brought in an inconvenient forum. Each party not located in the United States irrevocably appoints Freeline Therapeutics, Inc. as its agent to receive service of process or other legal summons for purposes of any such suit, action or proceeding that may be instituted in any state or federal court in the City and County of New York. With respect to any Related Proceeding, each party irrevocably waives, to the fullest extent permitted by applicable law, all immunity (whether on the basis of sovereignty or otherwise) from jurisdiction, service of process, attachment (both before and after judgment) and execution to which it might otherwise be entitled in the Specified Courts, and with respect to any Related Judgment, each party waives any such immunity in the Specified Courts or any other court of competent jurisdiction, and will not raise or claim or cause to be pleaded any such immunity at or in respect of any such Related Proceeding or Related Judgment, including, without limitation, any immunity pursuant to the United States Foreign Sovereign Immunities Act of 1976, as amended.

SECTION 11. TIME. TIME SHALL BE OF THE ESSENCE OF THIS AGREEMENT. EXCEPT AS OTHERWISE SET FORTH HEREIN, SPECIFIED TIMES OF DAY REFER TO NEW YORK CITY TIME.

SECTION 12. Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all such counterparts shall together constitute one and the same Agreement.

SECTION 13. Effect of Headings. The Section headings herein are for convenience only and shall not affect the construction hereof.

If the foregoing is in accordance with your understanding of our agreement, please sign and return to the Company a counterpart hereof, whereupon this instrument, along with all counterparts, will become a binding agreement among each Purchaser and the Company in accordance with its terms.

Very truly yours,

FREELINE THERAPEUTICS HOLDINGS PLC

By	/s/ Stephen P. Diamond, Jr.
Name: Stephen P. Diamond, Jr.
Title: Senior Vice President and
General Counsel

CONFIRMED AND ACCEPTED, as of the date first above written:

SYNCONA PORTFOLIO LIMITED

Signature of Authorized Signatory of Purchaser:	/s/ Chris Hollowood

Name of Authorized Signatory:	Chris Hollowood

Title of Authorized Signatory:

Facsimile Number for Notice to Purchaser (if applicable):

Email address for Notice to Purchaser: [REDACTED]

Address for Notice to Purchaser:

Arnold House

St Julian’s Avenue

St. Peter Port

Guernsey Channel Islands

GY1 3RD

Guernsey

With a copy to:

Syncona Investment Management Limited 215 Euston Road

London

NW1 2BE

United Kingdom

Attention: Company Secretary

E-mail address: [REDACTED]

Address for Delivery of Securities to Purchaser (if not same as address for notice):

Subscription Amount: $20,000,001.00

ADS Amount: 19,047,620

CONFIRMED AND ACCEPTED,
as of the date first above written:

[REDACTED]

By: [REDACTED]

Signature of Authorized Signatory of Purchaser:	[REDACTED]

Name of Authorized Signatory:	[REDACTED]

Title of Authorized Signatory:	[REDACTED]

Facsimile Number for Notice to Purchaser (if applicable):

Email address for Notice to Purchaser: [REDACTED]

Address for Notice to Purchaser:

[REDACTED]

[REDACTED]

Address for Delivery of Securities to Purchaser (if not same as address for notice):

[REDACTED]

Subscription Amount: [REDACTED]

ADS Amount: [REDACTED]

CONFIRMED AND ACCEPTED,

as of the date first above written:

[REDACTED]

By: [REDACTED]

Signature of Authorized Signatory of Purchaser:	[REDACTED]

Name of Authorized Signatory:	[REDACTED]

Title of Authorized Signatory:	[REDACTED]

Facsimile Number for Notice to Purchaser (if applicable):

Email address for Notice to Purchaser: [REDACTED]

Address for Notice to Purchaser:

[REDACTED]

Address for Delivery of Securities to Purchaser (if not same as address for notice):

Subscription Amount: [REDACTED]

ADS Amount: [REDACTED]

SCHEDULE B

Free Writing Prospectuses

None

B-1